Exhibit 99.8

NICE Actimize Chosen by Bank Mayapada to Modernize its
Anti-Money Laundering Compliance Program with the Power of AI

PT Bank Mayapada will rely on NICE Actimize’s automated investigation management to update its AML programs and meet the needs of local regulators

Hoboken, N.J., September 12, 2019 – NICE Actimize, a NICE (Nasdaq: NICE) business and the leader in autonomous financial crime management, has been chosen by PT Bank Mayapada Internasional, Tbk, Jakarta, Indonesia, to launch full-scale improvements within its financial crime operations with anti-money laundering compliance and investigation management solutions that employ artificial intelligence and machine learning technology. To more effectively meet the needs of its regulators, Bank Mayapada will implement an array of components from NICE Actimize’s Autonomous Anti-Money laundering portfolio, including Suspicious Activity Monitoring,  Customer Due Diligence and Watchlist Filtering solutions.

Working with Q2 Technologies as its implementation partner, Bank Mayapada will adopt NICE Actimize’s anti-money laundering portfolio to mitigate the risk in a range of anti-money laundering activities, while supporting the institution’s own “zero-tolerance” policy against anti-money laundering financial crime.

“Our investment in NICE Actimize’s anti-money laundering and investigation management solutions, well respected by the industry and regulators, will provide us a roadmap for the future, to both minimize risk and meet the needs of regulators,” said Chandra Kurniawan, Compliance Head of Bank Mayapada. “Offering complete end-to-end capabilities that enrich our anti-money laundering efforts and strengthen our programs, NICE Actimize’s innovations in machine learning and advanced case management will enable us to improve our entire financial crime operations effectiveness and efficiency.”

“Bank Mayapada has placed its confidence, and the care of its customers, in NICE Actimize’s Autonomous Financial Crime Management approach,” said Craig Costigan, CEO, NICE Actimize. “Regulatory agencies across the globe have recently been encouraging financial institutions to explore the methods that AI and machine learning offer that could improve their compliance programs, provide increased accuracy and productivity, and create a clear path to supporting ever-changing regulatory requirements. We look forward to working with Bank Mayapada, and our regional partner Q2, on its journey.”

NICE Actimize Autonomous AML
Bank Mayapada will rely on NICE Actimize’s Autonomous AML suite to modernize its AML programs while creating a single integrated view of the customer. The NICE Actimize KYC/CDD solution is the latest addition to the Actimize Autonomous AML solution set that leverages the power of artificial intelligence and machine learning to provide more accurate detection and customer risk scoring to reduce compliance risk. Significant reduction in operational costs are realized through the innovative use of visualization and purpose-built intelligent automation to streamline customer review times by up to 70 percent.

NICE Actimize's Suspicious Activity Monitoring (SAM) solution, which combines machine learning analytics for laser-accurate detection with intelligent automation, significantly reduces false-positives and virtually eliminates costly manual data gathering tasks, thereby increasing team productivity and reducing investigation time. The SAM solution introduced NICE Actimize's innovative concept of Autonomous Financial Crime Management to the anti-money laundering category for the first time.

Additional assets:

•	For NICE Actimize’s Autonomous Anti-Money Laundering solutions, including CDD-X and SAM 9, please click here.

About PT Bank Mayapada Internasional, Tbk
PT Bank Mayapada Internasional, Tbk was founded on September 7th, 1989 in Jakarta, Indonesia. Bank Mayapada was legitimately recognized by The Ministry of Law of the Republic of Indonesia on January 10th, 1990 and has officially operated since March 16th, 1990. Since March 23th, 1990 the company was officially regarded as a general bank, followed by permit of Bank Indonesia to operate as foreign exchange bank in 1993. Bank Mayapada decided to go public in 1997.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cindy Morgan-Olson, 551-256-5202, cindy.morgan-olson@niceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.